Exhibit 99.1

SIMPPLE Ltd. Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SINGAPORE – May 2, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced that on April 28, 2025, the Company received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq Capital Market’s continued listing standard for the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

As reported in the Company’s Form 6-K dated February 26, 2025, the Company received a letter from Nasdaq notifying that the closing bid price of the Company did not meet the continued listing requirement of $1.00 per share over the previous 30 consecutive business days under Nasdaq Listing Rules 5550(a)(2).

Since then, Nasdaq has notified the Company that the closing bid price of the Company has been at $1.00 per share or greater for the last 14 consecutive business days from April 7 through 25, 2025, resulting to compliance with its listing standards.

“We are pleased to have successfully regained compliance with Nasdaq’s continued listing requirements regarding the minimum bid price, while remaining committed to our expansion and growth objectives for Singapore and the region,” said Norman Schroeder, SIMPPLE’s chief executive.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai